



SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C. 203 SECTION



07002343

SEC... ...ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49648

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
2480 SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2480 KETTERING TOWER 40 N MAIN STREET
(No. and Street)

DAYTON (City) OH (State) 45423 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DEBRA E. RINDLER (937) 222-9531 EXT 1223
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

1900 SCRIPPS CENTER, 312 WALNUT STREET, CINCINNATI, OH 45202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, DEBRA E. RINDLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 2480 SECURITIES LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SECRETARY/TREASURER

Title

Notary Public

J.A. JOHNSON, Notary Public
In and for the State of Ohio
My Commission Expires Dec. 1, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH. D.C.
203
SECTION

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

2480 Securities LLC
Year Ended December 31, 2006
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Financial Statements

2480 Securities LLC

Year Ended December 31, 2006

Contents



Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Report of Independent Registered Public Accounting Firm

Shareholders of
2480 Securities LLC

We have audited the accompanying statement of financial condition of 2480 Securities LLC as of December 31, 2006, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 2480 Securities LLC at December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 22, 2007

2480 Securities LLC

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 103,973
Investments, at market value	131,995
Accounts receivable from broker-dealers	31
Prepaid expenses	15,283
Total assets	$ 251,282
Liabilities and shareholders' equity	
Liabilities:	
Payable to affiliates	$ 179,399
Payables to broker-dealers	3,764
Total liabilities	183,163
Shareholders' equity:	
Membership interest, $10 par value, 100 shares authorized and outstanding	1,000
Paid-in capital	859,000
Retained deficit	(791,881)
Total shareholders' equity	68,119
Total liabilities and shareholders' equity	$ 251,282

See accompanying notes.

2480 Securities LLC

Statement of Operations

Year Ended December 31, 2006

Revenue	
Commissions	$ 199
Distribution fees	111,843
Dividend income	5,071
	117,113
Expenses	
Commissions paid to brokers	4,879
Distribution fees paid to brokers	29,997
Waiver of distribution fees	111,282
Registration expense	19,104
Other	28,362
	193,624
Net loss	$ (76,511)

See accompanying notes.

2480 Securities LLC

Statement of Changes in Shareholders' Equity

	Membership Interest	Paid-In Capital	Retained Deficit	Total Shareholders' Equity
Balance at January 1, 2006	$ 1,000	$ 759,000	$ (715,370)	$ 44,630
Capital contribution from Parent	–	100,000	–	100,000
Net loss	–	–	(76,511)	(76,511)
Balance at December 31, 2006	$ 1,000	$ 859,000	$ (791,881)	$ 68,119

See accompanying notes.

2480 Securities LLC

Statement of Cash Flows

Year Ended December 31, 2006

Operating activities	
Net loss	$ (76,511)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Purchase of investments	(914)
Decrease in accounts receivable from broker-dealers	46
Decrease in prepaid expenses	137
Decrease in payable to affiliate	(17,867)
Decrease in payable to brokers	(5,274)
Net cash provided by operating activities	(100,383)
Financing activities	
Capital contribution from Parent	100,000
Net cash provided by financing activities	100,000
Net increase in cash and cash equivalents	(383)
Cash and cash equivalents, beginning of year	104,356
Cash and cash equivalents, end of year	$ 103,973

See accompanying notes.

2480 Securities LLC

Notes to Financial Statements

December 31, 2006

1. Organization and Business

2480 Securities LLC (the Company), a nonpublic broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc., was incorporated in January 1997 and commenced operations on April 28, 1997 for the purpose of engaging in brokerage activities. The Company will cease to exist thirty years after the incorporation date. C.H. Dean, Inc., is the majority (99% ownership) shareholder of the Company. All of the Company's operations relate to the sale of shares of the Dean Family of Funds, an affiliated entity.

2. Significant Accounting Policies

Customer Accounts

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis.

Cash and Cash Equivalents

The Company considers all assets with a maturity of three months or less to be cash and cash equivalents whose carrying amounts approximate fair value.

Investments

Investments are carried at market value, which equals cost. Fair values for these funds are based on quoted market prices of comparable instruments.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur. Distribution fees are recognized on a quarterly basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Income Taxes

No provision for income taxes has been made as the Company's shareholders have elected to include the Company's income in their own income for federal and state income tax purposes. Accordingly, the Company is not liable for income tax payments.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) of the Securities and Exchange Commission. Under the Rule, the most restrictive conditions to the Company at December 31, 2006 are the following:

> Minimum net capital, as defined, shall be $5,000 or 6 2/3 percent of aggregate indebtedness, as defined, whichever is greater.
>
> The ratio of aggregate indebtedness, as defined, to net capital, as defined, shall not exceed 15 to 1, and the Company capital may not be withdrawn if this ratio exceeds 10 to 1.

At December 31, 2006, the Company's net capital was $50,165 which was $37,954 in excess of its minimum of $12,211, 6 2/3 percent of its aggregate indebtedness. The ratio of aggregate indebtedness to net capital was 3.65 to 1 at December 31, 2006.

C.H. Dean, Inc., the majority shareholder of the Company, has agreed to provide additional capital as necessary to meet the minimum capital requirements.

4. Related-Party Transactions

During 2006, the Company received $199 in commission income and $111,282 in distribution fees relating to sales of shares in the Dean Family of Funds.

During 2006, the Company also paid $4,879 in commissions and $29,997 in distribution fees to unaffiliated brokers relating to sales of shares of the Dean Family of Funds. During 2006, the Company waived the $111,282 of distribution fees earned from the sales of shares in the Dean Family of Funds.

4. Related-Party Transactions (continued)

In accordance with an Expense Sharing Agreement between the Company and C.H. Dean, Inc. (Dean), Dean agrees to assume responsibility for the following expenses of the Company that are associated with the Company's activities as distributor of the Dean Family of Funds: lease expense, telephone expenses, depreciation expenses, copier expenses, office supply expenses, and compensation and related payroll expenses of any employee of Dean that provides services to the Company.

At December 31, 2006, the Company had a payable of $179,399 to its majority shareholder for expenses paid by the shareholder on behalf of the Company for such items as distribution fees paid to brokers.

5. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

2480 Securities LLC

Computation of Net Capital
Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2006

Net capital		
Total shareholders' equity	$	68,119
Deductions for nonallowable items:		
Securities haircuts		2,640
Receivables and other assets		31
Prepaid expenses		15,283
Total deductions		17,954
Net capital	$	50,165
Aggregate indebtedness		
Payable to affiliates	$	179,399
Payables to brokers (excludes effect of negative payables)		3,764
Aggregate indebtedness	$	183,163
Net capital requirement		
6 2/3% of aggregate indebtedness, subject to a minimum requirement of $5,000	$	12,211
Excess net capital	$	37,954
Ratio of aggregate indebtedness to net capital		3.65

There are no material differences between the above computation and the Company's computation included in Part IIA of Form X-17A-5 filed as of December 31, 2006.

2480 Securities LLC

Statement Regarding Rule 15c3-3

December 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.



■ Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

■ Phone: (513) 612-1400
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

Shareholders of
2480 Securities LLC

In planning and performing our audit of the financial statements and supplemental schedule of 2480 Securities LLC (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 22, 2007

END